Filed by Franklin Value Investors Trust

on behalf of Franklin Small Cap Value Fund

Pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: Franklin Value Investors Trust on behalf of

Franklin All Cap Value Fund

File No. 333-207715

Franklin All Cap Value Fund		Meeting Date: March 11th, 2016
Outbound Script		Toll-Free #: 1-844-700-1421

Greeting:
Hello, is Mr./Ms._______________	available?
IF YES:		IF Stockholder NOT AVAILABLE:
Hi Mr./Ms. _____________, my name is		Is there a better time to reach Mr./Ms._____________?
____________________and I am calling on a recorded line on		(IF YES) Make note & set up call back time.
behalf of your investment in the Franklin All Cap Value
Fund. The fund sent you proxy materials requesting
that you vote your eligible shares prior to the upcoming
Special Shareholder's meeting scheduled to be held on
March 11th, 2016.
Your Board of Directors has recommended you vote
YES on the proposal and we are calling to ask if you
would like to vote along with the recommendations of
the board?
IF YES:		IF Not sure how to vote
Thank you. For the record, would you please state your		You may cast a FOR vote, an AGAINST vote or an
full name and mailing address?		ABSTAIN vote on the proposal.

Again, my name is _____________, a proxy voting		How would you like to cast your vote on the proposal?
specialist on behalf of Franklin All Cap Value Fund.

Today’s date is___________	and the time is	Thank you. For the record, would you please state your
_______________Eastern Time.		full name and mailing address?

Mr./Ms. _____________, I have recorded your [FOR]		Again, my name is _____________, a proxy voting
vote, in accordance with the Board’s recommendation		specialist on behalf of the Franklin All Cap Value Fund.
with respect to the proposal as set forth in the proxy
materials you received.
We will be mailing you a written confirmation of your		Today’s date is________________	and the time is
vote within 72 hours.		______________________Eastern Time.

If you wish to make any changes you may contact us by		Mr./Ms. _____________, I have recorded your vote to
calling 1-844-700-1421, Monday-Friday 9am-6pm EST.		(repeat vote intention) with respect to the proposal as
Thank you very much for your time and your vote. We		set forth in the proxy materials you received. We will be
hope you have a great day/evening.		mailing you a written confirmation of your vote within
72 hours.
If you wish to make any changes you may contact us by
calling 1-844-700-1421, Monday-Friday 9am-6pm EST.
Thank you very much for your time and your vote. We
hope you have a great day/evening.

What I am being asked to vote on?
Proposal 1: :
1. To approve a Plan of Reorganization between the Franklin All Cap Value Fund and the Franklin Small Cap Value
Fund.

If materials not received:
I can resend the materials to you. Do you have an email address this can be sent to?

(IF YES: Type email addresses in the notes and read it back phonetically to the Stockholder)

(IF NO: Continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)

Thank you. You should receive these materials shortly. Included in the email will be instructions to inform you of the methods available to you to cast your vote, one of which is to call us back at 1-844-700-1421, Monday-Friday 9am-
6pm EST.

When & Where:
The Special Shareholder's meeting is scheduled to be held at 11:00 am ET, on March 11th, 2016, at The Offices of the All Cap
Value Fund's Investment Manager, 55 Challenger Road, Ridgefield Park, NJ 07660.
How can I vote?
Beneficial Holders:
Touch tone voting call 1-800-690-6903
Log on to www.proxyvote.com and follow the
on screen instructions provided.

Registered Holders:
Touch Tone Voting: Call 1-800-830-3542
Log on to www.2voteproxy.com/ft and follow the
on screen instructions provided.

Mail:
PROXY TABULATOR
PO BOX 55909
BOSTON, MA 02205 9100

Franklin All Cap Value Fund		Meeting Date: March 11th, 2016
Inbound Script		Toll-Free #: 1-844-700-1421

Greeting:
Hello, thank you for calling the Franklin All Cap Value Fund proxy information line. My name is _____________, may I have your name please?
Thank you Mr./Ms._____________. Are you calling regarding the upcoming Special Shareholder's meeting?
	IF YES:	IF NO:
The Board of Trustees recommends a vote “FOR” the		How may I help you today? (Go to Q&A to answer
proposals.		any questions.)

Would you like to vote along with the Board's		If a non-proxy related question, respond:
recommendation?		Mr./Ms. _____________. I apologize I do not have access
to that information; please feel free to call Franklin All
Thank you. For the record, would you please state
Cap Value Fund directly at 1-800-342-5236.
your full name and mailing address?
Again, my name is _____________, a proxy voting
specialist on behalf of Franklin All Cap Value Fund.

Today’s date is	___________and the time is
Eastern Time.

Mr./Ms. _____________, I have recorded your [FOR]
vote, in accordance with the Board’s recommendation
with respect to the proposal as set forth in the proxy
materials you received and we will be mailing you a
written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us
by calling 1-844-700-1421. Thank you very much for
your participation and have a great day/evening.

IF Not sure how to vote, You may cast a FOR vote, an AGAINST vote or an ABSTAIN vote on the proposal.
How would you like to cast your vote on the proposals?
Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Franklin All Cap Value Fund.

Today’s date is	and the time is____________	Eastern Time.
Mr./Ms. _____________, I have recorded your vote to (repeat vote intention) with respect to the proposal as set forth in the proxy materials you received. We will be mailing you a written confirmation of your vote within 72 hours.

If you wish to make any changes you may contact us by calling 1-844-700-1421. Thank you very much for your time and your vote. We hope you have a great day/evening.
What I am being asked to vote on?
Proposal 1:

1. To approve a Plan of Reorganization between the Franklin All Cap Value Fund and the Franklin Small Cap Value Fund.

If materials not received:
I can resend the materials to you. Do you have an email address this can be sent to?
(IF YES: Type email addresses in the notes and read it back phonetically to the Stockholder)

(IF NO: Continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)

Thank you. You should receive these materials shortly. Included in the email will be instructions to inform you of the methods available to you to cast your vote, one of which is to call us back at 1-844-700-1421, Monday - Friday 9am-
6pm EST.

When & Where:
The Special Shareholder's meeting is scheduled to be held at 11:00 am ET, on March 11th, 2016, at The Offices of the All Cap
Value Fund's Investment Manager, 55 Challenger Road, Ridgefield Park, NJ 07660.

How can I vote?
Beneficial Holders:
Touch tone voting call 800-690-6903
Log on to www.proxyvote.com and follow the

Registered Holders:
Touch tone voting call 800-830-3542
Log on to www.2voteproxy.com/ft and follow the
on screen instructions provided.
Mail:
PROXY TABULATOR
PO BOX 55909
BOSTON, MA 02205 9100

Franklin All Cap Value Fund	Meeting Date: March 11th, 2016

Answering Machine Message	Toll-Free #: 1-844-700-1421

AUTOMATED ANSWERING MACHINE MESSAGE

Hello, we are calling with an important message on behalf of Franklin All Cap Value Fund. You should have received proxy materials in the mail concerning the upcoming Meeting of
Shareholders to be held on March 11th, 2016.

Your participation is very important. To vote over the telephone, call toll-free at 1-844-700-1421 and a proxy voting specialist will assist you with voting your shares.
Specialists are available Monday through Friday, 9am to 6pm Eastern Time. Voting takes just a few moments and will benefit all shareholders. Thank you for your prompt attention to this matter.

Franklin All Cap Value Fund	Meeting Date: March 11th, 2016

End Of Campaign Message	Toll-Free #: 1-844-700-1421

End Of Campaign Message

Thank you for calling the BFDS Proxy Line on behalf of Franklin All Cap Value Fund. The Special
Meeting of Shareholders has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls.

If you have questions about your Franklin All Cap Value Fund account, please contact your
Financial Advisor or call Franklin All Cap Value Fund directly at 1-800-342-5236. Thank you for investing with Franklin All Cap Value Fund.